UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Information Contained in this Report

On October 5, 2021, Manchester United plc (“Manchester United”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among Manchester United, the Kevin Glazer Irrevocable Exempt Family Trust and the Edward S. Glazer Irrevocable Exempt Trust (the “Selling Shareholders”) and BofA Securities, Inc. (the “Underwriter”) relating to an underwritten offering (the “Offering”) of 9,500,000 of Manchester United’s Class A ordinary shares by the Selling Shareholders pursuant to Manchester United’s Registration Statement on Form F-3, File No. 333-259817, as amended (the “Registration Statement”), originally filed with the Securities and Exchange Commission on September 27, 2021, as supplemented by the prospectus supplement, dated October 5, 2021.

Pursuant to the Underwriting Agreement, the Underwriter purchased the shares at a price of $16.98 per share. The Offering is expected to close on October 8, 2021, subject to customary closing conditions. Manchester United will not receive any proceeds from the sale of any Class A Ordinary Shares by the Selling Shareholder.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The description of the Underwriting Agreement is qualified in its entirety by the terms of such agreement.

The information set forth in this report on Form 6-K and in the Underwriting Agreement filed as Exhibit 1.1 hereto is hereby incorporated by reference into the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2021

MANCHESTER UNITED PLC

By:	/s/ Cliff Baty
Name:	Cliff Baty
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated October 5, 2021, among Manchester United plc, the Kevin Glazer Irrevocable Exempt Family Trust, the Edward S. Glazer Irrevocable Exempt Trust and BofA Securities, Inc. as Underwriter.